UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 53047/January 3, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12030

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
ADVANCED MEDIA, INC., AMERICAN	:	REVOKING REGISTRATIONS BY
FILM TECHNOLOGIES, INC.,	:	DEFAULT AGAINST AMERICAN FILM
AMERIQUEST TECHNOLOGIES, INC.,	:	TECHNOLOGIES, INC., BPI
BPI PACKAGING TECHNOLOGIES,	:	PACKAGING TECHNOLOGIES, INC.,
INC., CML GROUP, INC.,	:	CML GROUP, INC., COMPOSITECH,
COMPOSITECH, LTD., DISPATCH	:	LTD., DISPATCH MANAGEMENT
MANAGEMENT SERVICES CORP., and	:	SERVICES CORP., AND EGLOBE, INC.
EGLOBE, INC.	:	
	:	

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) against eight Respondents on September 7, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondent eGlobe, Inc. (eGlobe), was served with the OIP by October 27, 2005, and its Answer was due on or by November 7, 2005. See 17 C.F.R. § 201.220(b); OIP at 4. Respondents American Film Technologies, Inc. (American Film); BPI Packaging Technologies, Inc. (BPI); CML Group, Inc. (CML); Compositech, Ltd. (Compositech); and Dispatch Management Services Corp. (Dispatch) were served by November 3, 2005, and their Answers were due on or by November 14, 2005. Id. To date, these remaining Respondents have failed to file an Answer.[1]

        On November 17, 2005, the Division of Enforcement filed a renewed motion for default against Respondents for failing to answer the OIP. I ordered Respondents to show cause on or by December 23, 2005, why they should not be held in default and why they should not have each class of their securities revoked. To date, Respondents have failed to show such cause.

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[1] Previously, a Default Order was issued against Respondent Advanced Media, Inc., on October 27, 2005, and Respondent Ameriquest Technologies, Inc., submitted an Offer of Settlement, which the Commission accepted on October 31, 2005. Advanced Media, Inc., Exchange Act Release Nos. 52687, 52702.

Respondents are in default for failing to answer the OIP, respond to a dispositive motion with the time frame provided, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155, .220(f). Pursuant to Rule 155(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true as to the remaining Respondents.

American Film (Central Index Key No. (CIK) 819028) is a Delaware corporation located in New York, New York, with common stock registered with the Commission under Exchange Act Section 12(g). American Film is delinquent in its periodic filings, having last filed a periodic report for the period ending September 30, 2000, and has a forfeited status with the Secretary of State of Delaware. American Film reported assets of $267,095, liabilities of $3,539,341, and a net loss of $149,316 for the three months ending September 30, 2000. In a Form 8-K filed on March 27, 2001, American Film announced that it would cease all efforts to raise further capital or resume operations due to a foreclosure on all of its assets by its senior secured note holder. American Film's common stock was quoted on the Pink Sheets as of August 26, 2005, and for the six months ending March 25, 2005, American Film had an average daily trading volume of 35,082 shares.

BPI (CIK 866751) is a Delaware corporation located in North Dighton, Massachusetts, with common stock registered with the Commission under Exchange Act Section 12(g). BPI is delinquent in its periodic filings, having last filed a periodic report for the period ending September 30, 2000, and has a void status with the Secretary of State of Delaware. BPI reported assets of $20,051,081, liabilities of $22,953,200, and a net loss of $6,114,017 for the nine months ending September 30, 2000. On April 3, 2001, certain creditors of BPI filed an involuntary bankruptcy petition against the company under Chapter 7 in the United States Bankruptcy Court for the District of Massachusetts. BPI ceased operations on June 15, 2001, and the bankruptcy proceeding terminated on August 3, 2001. BPI's common stock was quoted on the Pink Sheets as of August 26, 2005, and for the six months ending March 25, 2005, BPI had an average daily trading volume of 82,767 shares.

CML (CIK 729576) is a Delaware corporation located in Acton, Massachusetts, with common stock registered with the Commission under Exchange Act Section 12(g). CML is delinquent in its periodic filings, having last filed a periodic report for the period ending July 31, 1998, and has a void status with the Secretary of State of Delaware. CML reported assets of $94,332,000, liabilities of $160,990,000, and a net loss of $127,378,000 for the year ending July 31, 1998. On December 17, 1998, CML filed for bankruptcy under Chapter 11 in the United States Bankruptcy Court for the District of Massachusetts. The bankruptcy proceeding was terminated on January 14, 2003, without the continuation or resumption of CML's business or operations. CML's common stock was quoted on the Pink Sheets as of August 26, 2005, and for the six months ending March 25, 2005, CML had an average daily trading volume of 44,865 shares.

Compositech (CIK 829764) is a Delaware corporation located in Woodbury, New York, with common stock registered with the Commission under Exchange Act Section 12(g). Compositech is delinquent in its periodic filings, having last filed a periodic report for the period ending September 30, 2000, and has a void status with the Secretary of State of Delaware. Compositech reported assets of $2,766,658, liabilities of $7,532,180, and a net loss of

$2,498,694 for the nine months ending September 30, 2000. On July 11, 2001, Compositech filed for bankruptcy under Chapter 11 in the United States Bankruptcy Court for the Eastern District of New York. The bankruptcy proceeding terminated on November 25, 2002, at which time Compositech had no assets or operations. Compositech's common stock was quoted on the Pink Sheets as of August 26, 2005, and for the six months ending March 25, 2005, Compositech had an average daily trading volume of 23,547 shares.

Dispatch (CIK 1048897) is a Delaware corporation located in Lake Success, New York, with common stock registered with the Commission under Exchange Act Section 12(g). Dispatch is delinquent in its periodic filings, having last filed a periodic report for the period ending September 30, 2000, and has a void status with the Secretary of State of Delaware. Dispatch reported assets of $183,896,000, liabilities of $105,726,000, and a net loss of $4,372,000 for the nine months ending September 30, 2000. Dispatch's common stock was quoted on the Pink Sheets as of August 26, 2005, and for the six months ending March 25, 2005, Dispatch had an average daily trading volume of 25,608 shares.

eGlobe (CIK 842807) is a Delaware corporation located in Washington, D.C., with common stock registered with the Commission under Exchange Act Section 12(g). eGlobe is delinquent in its periodic filings, having last filed a periodic report for the period ending September 30, 2000, and has a forfeited status with the Secretary of State of Delaware. eGlobe reported assets of $99,475,000, liabilities of $89,717,000, and a net loss of $19,218,000 for the nine months ending September 30, 2000. On April 18, 2001, eGlobe filed for bankruptcy under Chapter 11 in the United States Bankruptcy Court for the District of Delaware. The proceeding was later converted to a Chapter 7 proceeding. The bankruptcy proceeding terminated on November 20, 2003, at which time the estate had a zero balance. eGlobe's common stock was quoted on the Pink Sheets as of August 26, 2005, and for the six months ending March 25, 2005, eGlobe had an average daily trading volume of 5,110 shares.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB, and Rule 13a-13 requires issuers to file quarterly reports on Forms 10-Q or 10-QSB.

As a result of the foregoing, Respondents have failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. In view of the above, I find it necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents American Film Technologies, Inc.; BPI Packaging Technologies, Inc.; CML Group, Inc.; Compositech, Ltd.; Dispatch Management Services Corp.; and eGlobe, Inc., are hereby REVOKED.

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Lillian A. McEwen
Administrative Law Judge